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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                               BROOKSTONE, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                         (Title of Class of Securities)

                                   114537100
                        ------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2000
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                           SCHEDULE 13G PAGE 2 OF 4
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  CUSIP NO.  114537100   13G/A
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      NAMES OF REPORTING PERSONS.
 1    LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 522060316



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            DELAWARE


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                          SOLE VOTING POWER
                     5    500,000
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    500,000
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    -0-

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    500,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    6%


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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12    1A


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CUSIP NO.  114537100   13G/A
           ---------


                           SCHEDULE 13G PAGE 3 OF 4
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Item 1(a).  Name of Issuer
            Brookstone, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices
            17 Riverside Street
            Nashua, NH 03062


Item 2(a).  Name of Person Filing
            Lockheed Martin Investment Management Company

Item 2(b). Address of Principal Business Office or, if none, Residence Lockheed Martin Investment Management Company
            6705 Rockledge Drive, Suite 550
            Bethesda, Maryland 20817-1814

Item 2(c).  Citizenship
            Delaware

Item 2(d).  Title of Class of Securities
            Common Stock

Item 2(e).  CUSIP Number
            114537100

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [_]  Broker or dealer registered under section 15 of the Act.
         (b) [_]  Bank as defined in section 3(a)(6) of the Exchange Act.
         (c) [_] Insurance company as defined in section 3(a)(19) of the Exchange Act.
         (d) [_] Investment company registered under section 8 of the Investment Company Act.
         (e) [X]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).
         (f) [_] An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F).
         (g) [_] A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G).
         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
         (j) [_]  Group, in accordance with 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 500,000
     (b)  Percent of class:  6%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote: 500,000
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 500,000
          (iv)  Shared power to dispose or to direct the disposition of: 0

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.
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CUSIP NO.  114537100   13G/A
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                          SCHEDULE 13G PAGE 4 OF 4
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Lockheed Martin Corporation Master Retirement Trust, of which the Reporting Person is the named fiduciary and investment adviser, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person in an amount exceeding 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:
         Not applicable.

Item 8.  Identification and Classification of Members of the Group:
         Not applicable.

Item 9.  Notice of Dissolution of a Group

The shares of Common Stock beneficially owned by the Reporting Person were previously considered to be beneficially owned by a separate investment adviser, as part of a group, whose services were terminated on May 22, 2000. Accordingly, the Reporting Person now has sole voting and investments power with respect to the shares of Common Stock reported in this Schedule 13G/A. All further filings with respect to transactions in the Common Stock will be filed, if required, by the Reporting Person, in its individual capacity.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY

By: /s/ Jeffrey A. Sharpe
        Vice President and General Counsel
        Dated February 8, 2001